Exhibit 99.1

News Release #06/2013 2013-04-18

Baja Mining Provides Annual Meeting Information

Vancouver, April 18, 2013 – Baja Mining Corp. (“Baja”) (TSX: BAJ - OTCQB: BAJFF) announces that its Annual General and Special Meeting of Shareholders will be held on Tuesday, June 25, 2013 in Vancouver, BC, Canada.

The Company has decided to use the “notice-and-access” model (“NAA”) for the delivery of meeting materials to its shareholders. The implementation of the NAA, will allow Baja to reduce its printing and mailing costs and it will shrink the carbon footprint associated with printing and postal delivery.

The NAA was approved by the Canadian Securities Administrators and became effective on February 11, 2013. Under the NAA, instead of receiving paper copies of the meeting materials, shareholders will receive a notice of meeting (“the Notice”). Baja will mail the notice to all the security holders entitled to vote, which will include: (1) basic information about the meeting and the matters to be voted on; (2) the form of proxy or voting instruction form; (3) website addresses where the proxy-related materials are posted; (4) instructions details on how to obtain a paper copy of the information circular; and (5) a toll-free telephone number to request paper copies or obtain information about NAA.

For further information, please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email at info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This presentation contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in the 2012 company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis and Annual Information Form. Forward-looking statements are given only as at the date of this presentation and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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